June 25, 2019

Brian G. Harris
Chief Financial Officer
Griffon Corporation
712 Fifth Ave, 18th Floor
New York, NY 10019

       Re: Griffon Corporation
           Form 10-K for the year ended September 30, 2018
           Filed November 19, 2018
           File No. 1-6620

Dear Mr. Harris:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2018

Reconciliation of Income from Continuing Operations to Adjusted Income from Continuing
Operations, page 33

1. We have read your response to comment 2 in our letter dated May 7, 2019. Similar to that of your proposed disclosure for the reconciliation of Adjusted income from continuing operations, please revise the reconciliation for Adjusted earnings per share from continuing operations to present each adjusting item gross with the effect of income taxes as a separate adjustment.
Note 17 - Reportable Segments, page 95

2. We note your responses to comments 5 and 6 in our letter dated May 7, 2019. Please address the following:
        a. Provide us with details about your management structure and how your company is organized.
 Brian G. Harris
FirstName LastNameBrian G. Harris
Griffon Corporation
Comapany NameGriffon Corporation
June 25, 2019
June 25, 2019 Page 2
Page 2
FirstName LastName
            b. Describe the role of your CODM and each of the individuals reporting to the CODM.
            c. We note you identified your COO as the segment manager of HBP. Please expand on the description you provided in your response regarding the functions performed by your COO to discuss his specific role and responsibilities.
            d. Please identify and describe the role of the Defense Electronics segment manager.
            e. Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
            f. Tell us how often the CODM meets with his direct reports, what is typically discussed in those meetings, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
            g. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
            h. Describe the basis for determining the compensation for each individual that reports to the CODM.


3. Please describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also describe the financial information reviewed by your
         Board of Directors and how frequently that information is reviewed. In this regard, you state in your response that on a monthly basis, the CODM receives operating segment information, which includes profit and loss statements for Defense Electronics and HBP, as well as information for the product lines in each of the segments. Please describe in detail each type of financial information you refer to in your response, identify the businesses or product lines this information is provided for, and tell us whether it is reviewed by the CODM for the purposes of allocating resources and assessing performance.
4. We note you disclose disaggregated revenue information for AMES and CBP on page 95.
         You state in your response to comment 5 that discrete financial information is available for both AMES and CBP. Please describe this discrete financial information in detail, whether and how often it is provided to the CODM, and whether it is reviewed by the
         CODM for the purpose of allocating resources and assessing performance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.
 Brian G. Harris
Griffon Corporation
June 25, 2019
Page 3
                                    Sincerely,
FirstName LastNameBrian G. Harris
                                    Division of Corporation Finance
Comapany NameGriffon Corporation
                                    Office of Manufacturing and
June 25, 2019 Page 3                Construction
FirstName LastName